DEBENHAMS
1 Welbeck Street
London W1G 0AA
T: 020 7408 4444
www.debenhams.com

File No: 82-34989

07020372

RECEIVED
JAN 2007

8 January 2007

SUPPL

FIRST CLASS MAIL
Securities & Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washinton, D.C. 20549
United States

Dear Sirs

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act 1934 ("The Act"), please find enclosed copies of announcements made to the London Stock Exchange during the period 20 December 2006 to 8 January 2007. A schedule detailing the enclosures filed to date is also attached.

Yours faithfully

PROCESSED
JAN 18 2007
THOMSON
FINANCIAL

Sarah Carne
Assistant Company Secretary

Word/sarah/dbpc/sec/l-usa

DEBENHAMS PLC – REGISTRATION NUMBER: 5448421
FILINGS WITH SEC SINCE 9 MAY 2006

DATE DOCUMENTS FILED WITH REGISTRAR OR ANNOUNCED TO STOCK EXCHANGE	*TYPE OF FILING*	*DATE FILED WITH SEC*
9-5-06 – 2 JUNE 06	See Exhibit B attached to application letter	8 June 2006
2 June 2006	Form 288b -- Secretary Resignation	3 July 2006
6 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
19 June 2006	Stock Exchance Announcement – Directors' Interests (MS)	3 July 2006
20 June 2006	Stock Exchance Announcement – S.198	3 July 2006
27 June 2006	Stock Exchance Announcement – Block Listing Application	3 July 2006
8 August 2006	Stock Exchange Announcement – Roches Acquisitions	23 August 2006
11 August 2006	Stock Exchange Announcement – S.198	23 August 2006
23 August 2006	Stock Exchange Announcement – S.198	23 August 2006
4 September 2006	Stock Exchange Announcement – S.198	19 September 2006
18 September 2006	Stock Exchange Announcement – Trading Update	19 September 2006
26 September 2006	Stock Exchange Announcement – Notification of Directors Details (DM)	25 October 2006
24 October 2006	Stock Exchange Announcement – Preliminary Results September 2006	25 October 2006
1 November 2006	Form 122/Mem & Arts	10 November 2006
6 November 2006	Stock Exchange Announcement – Directors' Interests	10 November 2006
6 November 2006	Stock Exchange Announcement – S.198	10 November 2006
10 November 2006	Shareholder Mailing – Annual Report/Proxy	10 November 2006
10 November 2006	Stock Exchange Announcement – Notification of filing of Shareholder Mailing with UKLA	10 November 2006
10 November 2006	Stock Exchange Announcement – Annual Information Update	10 November 2006
22 November 2006	Stock Exchange Announcement – S198	4 December 2006
24 November 2006	Stock Exchange Announcement – Directors' Interests	4 December 2006

12 December 2006	Stock Exchange Announcement – AGM Statement	12 December 2006
12 December 2006	Stock Exchange Announcement – AGM Results	12 December 2006
12 December 2006	AGM Resolutions filed with Registrar of Companies	12 December 2006
20 December 2006	Stock Exchange Announcement – Voting Rights	8 January 2007
27 December 2006	Stock Exchange Announcement – Blocklisting Returns	8 January 2007
2 January 2007	Stock Exchange Announcement – S.198	8 January 2007
8 January 2007	Stock Exchange Announcement – S.198	8 January 2007

DISCLOSURE OF INTEREST IN SHARES

DEBENHAMS PLC

Notification was received on 4th January that, as at 2nd January 2007, Maverick Capital (comprising Maverick Long Fund Ltd., Maverick Long Enhanced Fund Ltd., Maverick Fund L.D.C., Maverick Fund II Ltd., Maverick Neutral Levered Fund Ltd., Maverick Neutral Fund Ltd. and Maverick Fund USA Ltd) no longer had a notifiable interest in the ordinary shares of the Company.

Name of contact and telephone number for queries

Guy Johnson, 0207 408 3529

Name of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of notification

8th January 2007

RNS ANNOUNCEMENTS

REG-Debenhams plc Holding(s) in Company

Released: 02/01/2007

RNS Number:8557O
Debenhams plc
02 January 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Debenhams plc

2. Name of shareholder having a major interest

Lazard Asset Management LLC Group, comprising Lazard Asset Management LLC, Lazard Asset Management Limited, Lazard Fund Managers Limited, Lazard Freres Gestion, Lazard Asset Management Pacific Co., Lazard Asset Management (Deutschland) GmbH, and Lazard Japan Asset Management K.K.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Lazard Asset Management LLC Group

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Not disclosed

5. Number of shares / amount of stock acquired

34,448,811 Ordinary shares

6. Percentage of issued class

4.01%

7. Number of shares / amount of stock disposed

NIL

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 0.01p each

10. Date of transaction

27th December 2006

11. Date company informed

29th December 2006

12. Total holding following this notification

34,448,811

13. Total percentage holding of issued class following this notification

4.01%

14. Any additional information

n/a

15. Name of contact and telephone number for queries

Guy Johnson, 0207 408 3529

16. Name of authorised company official responsible for making this notification

Guy Johnson, Company Secretary

Date of notification

2nd January 2007

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFLSLVIFIID

RNS Number:6565O
Debenhams plc
27 December 2006

BLOCKLISTING SIX MONTHLY RETURN

Date: 27 December 2006

1. Name of applicant:

Debenhams plc

2. Name of scheme

The Debenhams 2006 Executive Share Option Plan

3. Period of return:

From 28 June 2006 To 27 December 2006

4. Balance under scheme from previous return:

N/A

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of securities issued/allotted under scheme during period:

Nil

7 Balance under scheme not yet issued/allotted at end of period

1,000,000

8. Number and class of securities originally listed and the date of admission

1,000,000 Ordinary shares of 0.01p each on 28 June 2006

9. Total number of securities in issue at the end of the period

858,974,359 ordinary shares of 0.01p each

Name of contact: Sarah Carne

Address of contact: Debenhams plc, 1 Welbeck Street, London W1G 0AA

Telephone number of contact: 0207 408 3231

END

RNS Number:6567O
Debenhams plc
27 December 2006

BLOCKLISTING SIX MONTHLY RETURN

Date: 27 December 2006

1. Name of applicant:

Debenhams plc

2. Name of scheme

The Debenhams Performance Share Plan

3. Period of return:

From 28 June 2006 To 27 December 2006

4. Balance under scheme from previous return:

N/A

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

N/A

6. Number of securities issued/allotted under scheme during period:

Nil

7 Balance under scheme not yet issued/allotted at end of period

1,000,000

8. Number and class of securities originally listed and the date of admission

1,000,000 Ordinary shares of 0.01p each on 28 June 2006

9. Total number of securities in issue at the end of the period

858,974,359 ordinary shares of 0.01p each

Name of contact: Sarah Carne

Address of contact: Debenhams plc, 1 Welbeck Street, London W1G 0AA

Telephone number of contact: 0207 408 3231

END

RNS Number:34730
Debenhams plc
20 December 2006

Debenhams plc, Registration Number 5448421

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

Debenhams plc's capital consists of 858,974,359 ordinary shares of 0.01p each with voting rights. The Company does not hold any shares in Treasury.

Therefore, the total number of voting rights in Debenhams plc is 858,974,359.

The above figure (858,974,359) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Debenhams plc under the FSA's Disclosure and Transparency Rules.

Guy Johnson, Company Secretary

Date of notification:-

20 December 2006

END